

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2013

<u>Via E-mail</u>
James Whang, Treasurer
Fixed Income Client Solutions LLC
214 N. Tryon Street, Suite 2636
Charlotte, NC 28202

> **Re:** **Fixed Income Trust for Goldman Sachs Subordinated Notes, Series 2011-1**
> **Form 10-D for the Distribution Period from October 1, 2012 to**
> **March 31, 2013**
> **Filed April 3, 2013**
> **File No. 001-35324**

Dear Mr. Whang:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Mark R. Riccardi, Esq.
        Chapman and Cutler LLP